SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month November 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

November 16, 2011

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp’s subsidiary Atlantic Security Bank (ASB) has been sued in U.S. Bankruptcy Court Southern District of New York, by the trustee overseeing the liquidation of Bernard L. Madoff Investment Securities LLC (Madoff) for an amount of approximately US$120 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited (Fairfield), a feeder fund that invested in Madoff.

ASB points out that the lawsuit received considers only the amounts withdrawn, without taking into account the amount invested in Fairfield. Furthermore, ASB indicates that after redeeming those funds from Fairfield, the amount were re-invested in Madoff through another vehicle that represented a loss in the funds that ASB managed on behalf of its clients for approximately       US$ 78 million as of December, 2008.

ASB is discussing with its lawyers the scope of this claim, and shall take timely action to defend the case.

Sincerely,

/s/ Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2011

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative